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                              April 5, 2024

       John P. Love
       President and Chief Executive Officer
       United States 12 Month Natural Gas Fund, LP
       1850 Mt. Diablo Boulevard, Suite 640
       Walnut Creek, California 94596

                                                        Re: United States 12
Month Natural Gas Fund, LP
                                                            Post-Effective
Amendment No. 3 to Form S-1
                                                            Filed March 20,
2024
                                                            File No. 333-263572

       Dear John P. Love:

                                                        We have reviewed your
post-effective amendment and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 3 to Form S-1 filed March 20, 2024

       Experts, page 55

   1. We note on November 14, 2023, you dismissed Spicer Jeffries LLP as your independent accountant and retained
Cohen & Company, Ltd. as a replacement. Please revise this
                                                        section to include the
disclosures required by Item 304 of Regulation S-K, including:
                                                            Disclose whether
for either of the past two fiscal years Spicer Jeffries LLP's audit reports contained
any adverse opinion or disclaimer of opinion or were qualified or modified as to
uncertainty, audit scope or accounting principles. If applicable, also describe the
nature of each such adverse opinion, disclaimer of opinion, qualification or modification.
Refer to Item 304(a)(1)(ii) of Regulation S-K.
                                                            Disclose whether
there were any disagreements with Spicer Jeffries LLP as defined in Item
304(a)(1)(iv) of Regulation S-K and whether any reportable events occurred as defined in Item
304(a)(1)(v) of Regulation S-K during the two most recent fiscal years and any
subsequent interim period preceding your dismissal of Spicer Jeffries
                                                             LLP.
 John P. Love
United States 12 Month Natural Gas Fund, LP
April 5, 2024
Page 2
Item 16. Exhibits and Financial Statement Schedules, page II-2

2. Please amend your filing to include a letter filed as an exhibit from Spicer Jeffries LLP stating whether it agrees with the statements disclosed in the section
headed    Experts    in
      accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758
with any questions.



                                                           Sincerely,
FirstName LastNameJohn P. Love
                                                     Division of Corporation
Finance
Comapany NameUnited States 12 Month Natural Gas Fund, LP
                                                     Office of Crypto Assets
April 5, 2024 Page 2
cc:       Owen Pinkerton
FirstName LastName